SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                              PROGINET CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    742942105
             -------------------------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 17, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 10 pages

CUSIP No.: 742942105
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER       -  1,272,889
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER        0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER  -  1,272,889
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,889
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 10 pages

CUSIP No.:  742942105
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER       -  1,272,889
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER        0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER  -  1,272,889
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,889
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 3 of 10 pages

CUSIP No.:  742942105
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Capital Partners, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER       -  1,272,889
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER        0
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER  -  1,272,889
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,889
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 4 of 10 pages

CUSIP No.:  742942105
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER       -  1,272,889
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8.   SHARED VOTING POWER        0
OWNED BY                     ---------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER  -  1,272,889
REPORTING                    ---------------------------------------------------
PERSON WITH                  10.  SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,889
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 5 of 10 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Proginet Corporation ("Proginet"), with its principal executive offices located at 200 Garden City Plaza, Suite 220, Garden City, New York 11530.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are: (i) The Red Oak Fund, LP, a Delaware limited partnership (the "Fund", "us", "we" or "our"); (ii) Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"); (iii) Red Oak Capital Partners, LLC, a New York limited liability company ("Red Oak Capital Partners"); and (iv) David Sandberg, a United States Citizen.

         Red Oak Partners serves as the general partner of the Fund. Red Oak Capital Partners serves as the investment manager of the Fund. Mr. Sandberg is the managing member of each of Red Oak Partners and Red Oak Capital Partners. Red Oak Partners, Red Oak Capital Partners and Mr. Sandberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

         The principal business of the Fund is that of a private investment vehicle formed for the purpose of investing in primarily publicly traded equity securities of small capitalization companies. The principal business of Red Oak Partners is serving as the general partner of the Fund. The principal business of Red Oak Capital Partners is providing investment management services to the Fund. Mr. Sandberg's principal occupation is serving as the managing member of Red Oak Partners and Red Oak Capital Partners. The principal office or business address of each Reporting Person is 145 Fourth Avenue, Suite 15A, New York, NY 10003.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On July 23, 2007, the Fund commenced a tender offer (the "Offer") to acquire up to 1,500,000 shares of Common Stock at a price, net to the seller, of $1.65 per share. The Offer expired in accordance with its terms on August 17, 2007. Approximately 1,162,586 shares of Common Stock were tendered, and the depositary has received notices of guaranteed delivery with respect to an additional 200 shares. The Fund is accepting for purchase all tendered shares, subject to confirmation by the depositary of the proper delivery of shares validly tendered, and the depositary will promptly pay for the shares accepted for purchase.

         The source and amount of funds (excluding fees and expenses) used by the Fund in making its purchase of the shares of Common Stock pursuant to the Offer is $1,918,267 from cash on hand.

                               Page 6 of 10 pages

ITEM 4.  Purpose of Transaction.

         The Fund made the Offer for investment purposes with a view towards making a profit. Our intent was to acquire Shares that we hope might ultimately increase in value. The Offer represented a more expeditious manner for us to acquire Shares given the limited liquidity in the trading market for the Shares. In addition, the Offer allowed us to offer all of the stockholders an opportunity to sell all or part of their investment if they choose to do so.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Fund is satisfied with Proginet's management and policies. Depending on various factors, we may take such actions as we deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of Proginet, and communicating with other stockholders.

         We may from time to time consider, although we have no current plans to do so, additional purchases of Shares of Proginet pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable law. Future purchases may be on the same terms or on terms that are more or less favorable to Proginet's stockholders than the terms of the Offer.

         In addition, we may also determine to dispose of the Shares, in whole or in part, at any time and from time to time, subject to applicable laws. We may also decide to change our intentions with respect to the purposes and plans described in this Item 4. Any such decision would be based on our assessment of a number of different factors, including, without limitation, the business, prospects and affairs of Proginet, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to us.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 1,272,889 shares of Common Stock, representing 8.7% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, Red Oak Capital Partners, as the investment manager of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners and Red Oak Capital Partners, each may be deemed to beneficially own the 1,272,889 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 14,548,687 shares of Common Stock outstanding as of July 31, 2007, as reported by Proginet in its
Schedule 14D-9 dated August 6, 2007.

         (b) The Reporting Persons have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,272,889 shares of Common Stock held by the Fund.

         (c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than the Fund accepting for purchase 1,162,786 shares of Common Stock for $1.65 per share on August 17, 2007 pursuant to the Offer.

         (d)      Not applicable.

                               Page 7 of 10 pages

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement









                               Page 8 of 10 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 27, 2007


         /s/ DAVID SANDBERG
         -----------------------------------
         David Sandberg


         Red Oak Partners, LLC

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member


         Red Oak Capital Partners, LLC

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member


         The Red Oak Fund, LP
         By: Red Oak Partners, LLC, its general partner

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member







                               Page 9 of 10 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Proginet Corporation dated as of August 27, 2007 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 27, 2007

         /s/ DAVID SANDBERG
         -----------------------------------
         David Sandberg


         Red Oak Partners, LLC

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member


         Red Oak Capital Partners, LLC

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member


         The Red Oak Fund, LP
         By: Red Oak Partners, LLC, its general partner

         By: /s/ DAVID SANDBERG
             -------------------------------
             David Sandberg, Managing Member





                              Page 10 of 10 pages